                                 EXHIBIT 18.1




March 16, 1995



Mr. Dennis Fink
Senior Vice President and
 Chief Financial Officer
Haverty Furniture Companies, Inc.
866 West Peachtree N.W.
Atlanta, Georgia 30308-1123

Dear Mr. Fink:

Note 3 of Notes to the financial statements of Haverty Furniture Companies, Inc. included in its Form 10-K for the year ended December 31, 1994 describes a change in the method of accounting for LIFO inventories from applying U.S. Bureau of Labor Statistics indices to internally developed indices. You have advised us that you believe the change is to a preferable method in your circumstances because the internally developed indices more accurately measure increases and decreases in the Company's cost of merchandise and produce a better matching of current costs and revenues.

There are no authoritative criteria for determining a preferred LIFO costing method based upon the particular circumstances; however, we conclude that the change in the method of accounting for LIFO inventories is to an acceptable alternative method which, based on your business judgment to make this change for the reasons cited above, is preferable in your circumstances.


                                                Very truly yours,

                                                /s/ Ernst & Young LLP

                                                Atlanta, Georgia